August 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street NE
Washington, DC 20549

Re:	Mega Matrix Inc.

Amendment No. 6 to Registration Statement on Form F-4

Filed: July 31, 2024

File No.: 333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are responding to the Staff’s comment letter dated August 5, 2024, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA
MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA
OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

August 7, 2024

Amendment No. 6 to Registration Statement on Form F-4

Risk Factors

Risk Related to Digital Assets

If we hold stable coins, that may expose us..., page 23

1.	We note your response to prior comment 1, and your disclosures throughout that “[f]rom March 2024 through June 2024, [you] started the process of exchanging all of USDC and USDT to U.S. dollars through Matrixport (emphasis added).” We also note your disclosure on page 34 that “in May 2024, management decided not to hold Ethereum (ETH) and has since sold all of its ETH.” Please revise your disclosure to confirm, if true, that you have completed the process of exchanging all USDC, USDT and ETH to U.S. dollars, and the timing of each such completion. In addition, please revise to disclose the gross proceeds received for the conversion of each of USDC, USDT and ETH to U.S. dollars.

Response

The Company has revised the disclosure on page 23 and through out the prospectus, to state “As of May 5, 2024, management decided not to hold ETH and converted all of its remaining 200 ETH into 635,864 USDT through Matrixport. As of May 6, 2024, we completed the process of converting all ETH into USDT, and we currently do not hold any ETH. In March 2024, we started the process of exchanging all of our USDC and USDT into U.S. dollars through Matrixport, and as of June 21, 2024, we have completed the process of converting all of our USDC and USDT into U.S. dollars. From March 2024 through June 2024, the gross proceeds that we received for the conversion of our USDC and USDT into U.S. dollars were $1,498,150 and $12,287,013, respectively. We currently do not own any USDC, USDT or ETH, and we do not anticipate that we will acquire, accept, hold, or use digital assets or cryptocurrencies in the future”.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH LLP

JPY:dh

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com